# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SunOpta Inc., CIK 0000351834
CUSIP: 8676EP108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 7087 Shady Oak Road, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000945621-25-000816
Filed by CIK 0000898382

## Reporting persons
- Cooperman Leon G.: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SunOpta Inc.
Address of issuer's principal executive offices: 7087 Shady Oak Road, Eden Prairie, Minnesota, 55344

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account.

On May 1, 2026, pursuant to a court-approved statutory arrangement, 2786694 Alberta Ltd. purchased all Common Shares beneficially owned by Mr. Cooperman and all other holders of the Issuer's Common Shares at a price of $6.50 per Common Share (the "Court Mandated Arrangement"). Following the sale of the Common Shares pursuant to the Court Mandated Arrangement, the Common Shares ceased to be listed or traded on NASDAQ, and the Issuer became a privately-held company. As a result, Mr. Cooperman no longer beneficially owns any equity securities of the Issuer registered under Section 12 of the Exchange Act.
Address of principal business office or, if none, residence: Mr. Cooperman's principal business office address is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
Citizenship: Mr. Cooperman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. Mr. Cooperman may be deemed the beneficial owner of 0 Common Shares held directly by Capital L.P., which constitute approximately 0.0% of the total number of Common Shares outstanding, calculated based on 118,372,041 Common Shares outstanding as of March 10, 2026, as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 18, 2026.
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cooperman Leon G.: /s/ Edward Levy, Edward Levy, Attorney-in-Fact (05/13/2026)
Comment: Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.